FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

16 March 2021

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Annual Incentive awards (Performance Year 2016)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2017 as a part of variable pay for the performance year ended 31 December 2016.

On 12 March 2021, tranches of the Awards granted in 2017 vested and the following transactions took place in London:

Directors

Name	Additional Shares issued in lieu of the 2020 interim dividend1	Total number of Shares vested	Number of Shares sold at £4.271242 per Share2
Noel Quinn	363	14,851	6,980

Other PDMRs

Name	Additional Shares issued in lieu of the 2020 interim dividend1	Total number of Shares vested	Number of Shares sold at £4.271242 per Share2
Colin Bell	269	11,028	5,184
Georges Elhedery	327	13,389	3,149
Pam Kaur	277	11,341	5,331
Nuno Matos	265	10,843	3,888
Stephen Moss	310	12,689	5,964
Ian Stuart	236	9,666	4,544
Peter Wong	547	22,395	3,360

1 At US$5.98174 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 24 February and 2 March 2021, converted into USD. The additional Shares are included in the 'Total number of Shares vested' number.
2 Includes shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for six months from the original vesting date.

2.   Annual Incentive awards (Performance Year 2018)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2019 as a part of variable pay for the performance year ended 31 December 2018.

On 12 March 2021, tranches of the Awards granted in 2019 vested and the following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold at £4.271242 per Share1
Georges Elhedery2	17,193	7,645
Greg Guyett3	33,327	15,664
Nuno Matos3	25,236	10,065
Stephen Moss2	17,082	8,029
Barry O'Byrne2	9,754	4,585
Peter Wong3	33,436	5,015

1 Includes shares sold to cover withholding tax.
2 Required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for six months from the original vesting date.
3 Required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

3.   Replacement Awards

On 12 March 2021, deferred replacement awards (the "Replacement Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") that were granted to PDMRs as a result of their HSBC appointments vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £4.271242 per Share1
Ewen Stevenson2	64,023	30,091
Ewen Stevenson3	122,448	57,551
Ewen Stevenson4	35,576	16,721

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £4.271242 per Share1
Michael Roberts5	64,011	33,011
Michael Roberts6	52,291	26,966
Michael Roberts7	60,096	30,992

1 Includes shares sold to cover withholding tax.
2 The final tranche of the 28 May 2019 Replacement Award for Performance Year 2015. A six-month retention period will apply.
3 The first tranche of the 28 May 2019 Replacement Award for Performance Year 2016. A six-month retention period will apply.
4 The first tranche of the 28 May 2019 Replacement Award for Performance Year 2017. A twelve-month retention period will apply.
5 The final tranche of the 11 November 2019 Replacement Award for Performance Year 2016.
6 The second tranche of the 11 November 2019 Replacement Award for Performance Year 2017.
7 The second tranche of the 11 November 2019 Replacement Award for Performance Year 2018.

4.   Group Performance Share Plan awards (Performance Year 2015)

Deferred awards under the Group Performance Share Plan ("GPSP Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2016 as a part of variable pay for the performance year ended 31 December 2015.

The GPSP Awards vested on 15 March 2021 and the following transactions took place in London. The Shares must be retained while the individual is employed by HSBC. The GPSP Awards were determined by assessing performance against financial and non-financial metrics, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2015.

Name	Additional Shares issued in lieu of the 2020 interim dividend1	Total number of Shares vested	Number of Shares sold at £4.246419 per Share2
Pam Kaur	725	29,654	13,938
Peter Wong	1,533	62,698	-

1 At US$5.98174 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 24 February and 2 March 2021, converted into USD. The additional Shares are included in the 'Total number of Shares vested' number.
2 Includes shares sold to cover withholding tax.

5.   Group Performance Share awards (Performance Year 2015)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2016 as a part of variable pay for the performance year ended 31 December 2016.

The Awards vested on 15 March 2021 and the following transactions took place in London:

Directors

Name	Additional Shares issued in lieu of the 2020 interim dividend1	Total number of Shares vested	Number of Shares sold at £4.246419 per Share2
Noel Quinn	975	39,885	18,746

Other PDMRs

Name	Additional Shares issued in lieu of the 2020 interim dividend1	Total number of Shares vested	Number of Shares sold at £4.246419 per Share2
Stephen Moss	871	35,625	16,744

1 At US$5.98174 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 24 February and 2 March 2021, converted into USD. The additional Shares are included in the 'Total number of Shares vested' number.
2 Includes shares sold to cover withholding tax.

6.   Annual Incentive awards (Performance Year 2019)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2020 as a part of variable pay for the performance year ended 31 December 2019.

On 15 March 2021, the first tranche of the Awards granted in 2020 vested and the following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold at £4.246419 per Share1
Nuno Matos	29,854	13,974
Stephen Moss	17,975	8,449
Michael Roberts	43,943	22,662
Peter Wong	39,324	5,899

1 Includes shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

The vesting price for awards on 12 and 15 March 2021 is based on the closing Share price on the London Stock Exchange on 8 March 2021 of £4.5550.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	363	US$2,171.37
		Aggregated	US$5.982	363	US$2,171.37

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	14,851	£67,646.30
		Aggregated	£4.555	14,851	£67,646.30

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	6,980	£29,813.27
		Aggregated	£4.271	6,980	£29,813.27

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	975	US$5,832.20
		Aggregated	US$5.982	975	US$5,832.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	39,885	£181,676.18
		Aggregated	£4.555	39,885	£181,676.18

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.25	18,746	£79,603.37
		Aggregated	£4.246	18,746	£79,603.37

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ewen Stevenson

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	222,047	£1,011,424.08
		Aggregated	£4.555	222,047	£1,011,424.08

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	104,363	£445,759.63
		Aggregated	£4.271	104,363	£445,759.63

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	269	US$1,609.09
		Aggregated	US$5.982	269	US$1,609.09

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	11,028	£50,232.54
		Aggregated	£4.555	11,028	£50,232.54

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	5,184	£22,142.12
		Aggregated	£4.271	5,184	£22,142.12

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Co-Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	327	US$1,956.03
		Aggregated	US$5.982	327	US$1,956.03

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	30,582	£139,301.01
		Aggregated	£4.555	30,582	£139,301.01

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	10,794	£46,103.79
		Aggregated	£4.271	10,794	£46,103.79

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Greg Guyett

2 - Reason for the notification

Position/status			Co-Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	33,327	£151,804.48
		Aggregated	£4.555	33,327	£151,804.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	15,664	£66,904.73
		Aggregated	£4.271	15,664	£66,904.73

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	277	US$1,656.94
		Aggregated	US$5.982	277	US$1,656.94

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	11,341	£51,658.26
		Aggregated	£4.555	11,341	£51,658.26

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	5,331	£22,769.99
		Aggregated	£4.271	5,331	£22,769.99

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	725	US$4,336.76
		Aggregated	US$5.982	725	US$4,336.76

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	29,654	£135,073.97
		Aggregated	£4.555	29,654	£135,073.97

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.25	13,938	£59,186.59
		Aggregated	£4.246	13,938	£59,186.59

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	265	US$1,585.16
		Aggregated	US$5.982	265	US$1,585.16

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	36,079	£164,339.84
		Aggregated	£4.555	36,079	£164,339.84

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	13,953	£59,596.64
		Aggregated	£4.271	13,953	£59,596.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	29,854	£135,984.97
		Aggregated	£4.555	29,854	£135,984.97

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.25	13,974	£59,339.46
		Aggregated	£4.246	13,974	£59,339.46

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Chief Executive, Middle East, North Africa and Turkey

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	310	US$1,854.34
		Aggregated	US$5.982	310	US$1,854.34

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	29,771	£135,606.90
		Aggregated	£4.555	29,771	£135,606.90

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	13,993	£59,767.49
		Aggregated	£4.271	13,993	£59,767.49

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	871	US$5,210.10
		Aggregated	US$5.982	871	US$5,210.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	53,600	£244,148.00
		Aggregated	£4.555	53,600	£244,148.00

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.25	25,193	£106,980.03
		Aggregated	£4.246	25,193	£106,980.03

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	9,754	£44,429.47
		Aggregated	£4.555	9,754	£44,429.47

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	4,585	£19,583.64
		Aggregated	£4.271	4,585	£19,583.64

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, US and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	176,398	£803,492.89
		Aggregated	£4.555	176,398	£803,492.89

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	90,969	£388,550.61
		Aggregated	£4.271	90,969	£388,550.61

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	43,943	£200,160.36
		Aggregated	£4.555	43,943	£200,160.36

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.25	22,662	£96,232.35
		Aggregated	£4.246	22,662	£96,232.35

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			CEO, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	236	US$1,411.69
		Aggregated	US$5.982	236	US$1,411.69

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	9,666	£44,028.63
		Aggregated	£4.555	9,666	£44,028.63

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	4,544	£19,408.52
		Aggregated	£4.271	4,544	£19,408.52

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	547	US$3,272.01
		Aggregated	US$5.982	547	US$3,272.01

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	55,831	£254,310.20
		Aggregated	£4.555	55,831	£254,310.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.27	8,375	£35,771.65
		Aggregated	£4.271	8,375	£35,771.65

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$5.98	1,533	US$9,170.01
		Aggregated	US$5.982	1,533	US$9,170.01

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.56	102,022	£464,710.21
		Aggregated	£4.555	102,022	£464,710.21

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-03-15	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.25	5,899	£25,049.63
		Aggregated	£4.246	5,899	£25,049.63

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 16 March 2021